November 15, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Great-West Life & Annuity Insurance Company (“Registrant”)

Pre-Effective Amendment No. 2 to Registration Statement on Form S-1/A

File Nos. 333-219410 and 333-219412

Dear Mr. Orlic:

Electronically transmitted for filing, pursuant to the Securities Act of 1933 is the above-referenced pre-effective amendment (“Amendment”) for Registrant. Registrant is filing the Amendment in order to effect changes in the registration statement necessary to respond to comments by the Commission staff and to make other non-material changes.

I. RESPONSES TO STAFF COMMENTS

Set forth below is each Staff comment on Amendment No. 1, communicated by telephone on October 24, 2017 by you, followed by Registrant’s response. Capitalized terms not defined in this letter have the meanings given them in the prospectus.

Comment No. 1

On page 6 under “What are the Key Features of the Contract?” clarify whether a new or different Crediting Factor is also an option for the next Strategy Term Start Date.

Response

The fifth paragraph of page 6 has been revised to clarify that a different Crediting Factor is an option for each Strategy Term Start Date.

Comment No. 2

On page 9 under “Risks Associated with the Reference Indices” consider including additional disclosure regarding the risks of equity investments.

Response

Registrant believes the existing disclosure adequately discloses the risks associated with the Reference Indices, including the risks of equity investments. Further, the existing disclosure is consistent with several currently effective competitor products with similar investments and features. However, the comment has been complied with via revisions to the first paragraph on page 9 under “Risks Associated with the Reference Indices” including two additional disclosures related to the risks of equity investments.

Comment No. 3

On page 10 under “Substitution of a Reference Index” disclose the impact to the MVA if the contractholder elected a partial withdrawal or surrender instead of remaining invested in a substituted index or allocating to a new index in the event of a discontinuation or replacement.

Response

Comment complied with by adding a new fourth paragraph to page 10 under “Substitution of a Reference Index,” as follows:

“If you are not satisfied with the available Reference Index options, following a discontinued or substituted Reference Index, you may take a partial withdrawal or surrender the Contract subject to Withdrawal Charges and an MVA. The Strategy Index MVA Factor may result in an adjustment on any date except a Strategy Term End Date when it will equal zero. In contrast, the Strategy Interest MVA Factor may result in an adjustment to a withdrawal on any day, including a Strategy Term End Date, except the Strategy Interest Term End Date, which occurs once every six years. See “Fees and Charges” and “Market Value Adjustment” for detailed information on these fees, expenses, and adjustment.”

Comment No. 4

Search for and remove inapplicable references to “Federal Taxation Income Matters.”

Response

Comment complied with by revising references from “Federal Income Tax Matters” to “Taxation of the Contract” throughout the prospectus.

Comment No. 5

On page 34 under “Annuity Payment Options” disclose what happens if the Annuitant dies after the Annuity Commencement Date, but prior to the date Income Payments begin in Options 1, 3, and 5.

Response

Comment complied with by adding disclosure on pages 34 and 35 under Options 1, 3, and 5 regarding payment of the Contract’s Surrender Value in the event the Annuitant dies after the election of the annuity payment option, but prior to the date Income Payments begin.

Comment No. 6

Please explain why the Company is unable to disclose the highest possible commissions on page 40 under “Sales of the Contracts.”

Response

As disclosed in the prospectus, Registrant does not expect commissions to exceed 8% of the Purchase Payment. However, Registrant is currently working to establish and negotiate arrangements with various distribution partners related to sales of the Contracts and it is possible that a unique arrangements may result in a commission structure in excess of 8%. Again, we do not expect commissions to exceed 8% at this time and if, in fact, they do among certain distribution channel(s), Registrant will update the prospectus accordingly.

Comment No. 7

Under Example 4 on page A-3, please explain how the calculation of “Strategy Index MVA Factor” equals -3.3547.

Response

The example is appropriately calculated utilizing “order of operations” whereby calculations should be performed in this order, from left to right, as illustrated below:

Step 1: Parenthesis - this is evaluated as D/E = 0.5 / 1.00 = 0.5

Step 2: Multiplication - this is evaluated as C x (D/E) = 2.03% x 0.5* = 1.015%

             *Answer from Step 1

Step 3: Subtraction - this is evaluated as A – B – C x (D/E) = 7.66% - 10.00% - 1.015%* = -3.3547%

             *Answer from step 2

Comment No. 8

Under Example 5 on page A-4, correct the assumed Strategy Credit Rate from +10% to -10%.

Response

Comment complied with by revising the assumed Strategy Credit Rate to -10%.

Comment No. 9

Pursuant to Rule 483(b) under the Securities Act of 1933, general power of attorneys are not compliant and must be specific to the particular filing.

Response

Comment complied with by including new power of attorneys as an Exhibit under Part II of the Registration Statement.

Comment No. 10

On file number 333-219412 only, disclose the impact of withdrawals to pay consultant fees on the death benefit, if any.

Response

Comment complied with by adding disclosure to the end of the first paragraph on page 28 under “Withdrawals to Pay Consultants,” as follows:

“Because this is considered a withdrawal, deduction of the Consultant fee could significantly reduce your benefits under the Contract, including reducing your Death Benefit on a dollar-for-dollar basis.”

Comment No. 11

Clarify the second paragraph of the definition of Market Value Adjustment regarding the use of the term “Strategy Interest Term End Date.”

Response

Comment complied with on the second paragraph under the definition of Market Value Adjustment by clarifying that the Strategy Interest MVA Factor does not apply on the Strategy Interest Term End Date.

Comment No. 12

Revise the language on page 9 under “Limitation on Allocations among Strategies” regarding the “assumption of risk” by the contractholder.

Response

Comment complied with by revising language under “Limitation on Allocations among Strategies” to remove language regarding “assumption of risk.”

Please direct any question or comment regarding Amendment No. 2 to me at (303) 737-1131 or via email at adam.kavan@greatwest.com.

Sincerely,

/s/ Adam J. Kavan
Adam J. Kavan, Counsel
Great-West Life & Annuity Insurance Company